Exhibit 1

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940

Denver, Colorado, USA 80202

(303) 297-1557

March 29, 2007

RENEWAL ANNUAL INFORMATION FORM

For

the financial year ended December 31, 2006

TABLE OF CONTENTS

PRELIMINARY NOTES	3
Incorporation of Financial Statements and Management Discussion and Analysis	3
Date of Information	3
Currency and Exchange Rates	3
Metric Equivalents	3
Forward-Looking Statements	4

GLOSSARY OF TERMS	6

CORPORATE STRUCTURE	9
Name and Incorporation	9
Intercorporate Relationships	9

GENERAL DEVELOPMENT OF THE BUSINESS	10
Three-Year History	10
Acquisitions and Dispositions	12

NARRATIVE DESCRIPTION OF THE BUSINESS	14
General	14
Principal Operating Property — Jerritt Canyon Mine	16

RISK FACTORS	30

CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	36

DIRECTORS AND OFFICERS	37
Name, Address, Occupation and Security Holding	37
Corporate Cease Trade Orders and Bankruptcies	39
Conflicts of Interest	40

LEGAL PROCEEDINGS	42

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42

TRANSFER AGENT AND REGISTRAR	42

MATERIAL CONTRACTS	42

INTEREST OF EXPERTS	43

ADDITIONAL INFORMATION	43

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Discussion and Analysis

Incorporated by reference into this Renewal Annual Information Form (“AIF”) are the consolidated financial statements of the Company for the year ended December 31, 2006, and the accompanying management’s discussion and analysis (“MD&A”) with respect to such year.  All financial information in this AIF has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Copies of all materials incorporated by reference herein may be obtained from SEDAR, under the Company’s name, at www.sedar.com.

Date of Information

All information contained in this AIF is as of March 29, 2007, unless otherwise stated.

Currency and Exchange Rates

Effective December 31, 2003, the Company changed its reporting currency from Canadian dollars to U.S. dollars.  Accordingly, dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.  “Cdn” is used to indicate Canadian dollar values.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in U.S. dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31
Canadian Dollars to U.S. Dollars	2006	2005	2004
Rate at end of period	$0.85810	$0.85800	$0.83030

Average rate for period	$0.88495	$0.82622	$0.77014

High for period	$0.90990	$0.87480	$0.85320

Low for period	$0.85280	$0.78510	$0.71380

The noon rate of exchange on March 29, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was Canadian $1.00 equals U.S. $0.8637.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686

Feet	Metres	0.30480

Miles	Kilometres	1.609344

Tons	Tonnes	0.907185

Ounces (troy)/ton	Grams/Tonne	34.2857

Cautionary Statement

Forward-Looking Statements:

This document contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of the United States.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, (vii) estimates of reclamation and closure costs, and (viii) statements relating to the proposed combination of the Company and YGC Resources Ltd.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks, risks relating to the proposed combination of the Company and YGC Resources Ltd. and other risks, including those described under the heading “Risk Factors” in the Renewal Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Queenstake’s expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates:

Proven and Probable Reserves.  The estimates of proven and probable mineral reserves shown in this Annual Information Form have been prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC).  Accordingly, the Company’s disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Measured and Indicated Resources.  This Annual Information Form uses the terms “measured and indicated resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Mineral resources that are not “mineral reserves” do not have demonstrated economic viability.  Disclosure of “contained ounces” of mineral resources is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources.  This Annual Information Form uses the term “inferred resources”.  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

For further information, please refer to the definitions of reserves and resources and discussion under the heading “Risk Factors” in this Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meaning

“Company” or “ Queenstake”	Queenstake Resources Ltd., including, unless the context otherwise requires, the Company’s subsidiaries.

“carbonaceous”	Containing carbon or coal or other rock containing small particles of carbon distributed throughout the whole mass.

“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“development” or “mine development”	Driving openings to access the mineral reserves in an underground mine.

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of a long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

“feasibility study”

A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

“indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings

“ measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

“mineral reserve review”

A mineral reserve review is a review of the data and processes used to prepare a mineral reserve, including drilling and sampling practices, laboratory procedures, geostatistical analysis, grade estimation procedures, resource classification, mine cutoff grade, mine design and planning, and cash flow analysis.

“mineral reserve audit”

A mineral reserve audit includes a review of the data and processes as outlined in the Mineral Reserve Review, but also includes verification of the processes. The verification typically includes checks on all or some of the processes and may include verification of the database by comparison to original assay certificates, re-estimation of the resource using the stated parameters or other estimation techniques, and verification of the tonnage and grade of the stated resources and reserves.

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “mineral resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 — under the guidelines set out in the CIM Standards.

“mineralization”	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“mineralized”	Metallic mineral-bearing material; the minerals may have been either a part of the original rock unit or injected at a later time.

“NI 43-101”	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

“net smelter return royalty/NSR royalty”

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“net proceeds interest”	The right to receive a portion of the net proceeds, based on gross revenues less all operating, capital and similar expenses, from the production and sale of metal from the property.

“ounces”	Troy ounces.

“ probable mineral reserve”

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve”

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“put option”

An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a “put”.

“Qualified Person”	An individual who, in accordance with NI 43-101:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b) has experience relevant to the subject matter of the mineral project and the technical report; and

(c) is a member in good standing of a recognized professional association.

“ramp”	An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

“refractory”	Mineralized material in which gold is not amenable to recovery by conventional cyanide methods due to either encapsulation by other minerals or the presence of elemental carbon.

“roast”	The treatment of ore by heat in order to oxidize those elements causing the ore to be refractory.

“share”

A common share without par value of the Company. Historical references to numbers of shares have been adjusted to reflect the share exchange ratio of 0.4993 to one used in the July 19, 1999 amalgamation with Santa Cruz Gold Inc.

“tailings”	Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted.

“ton” or “t”	A short ton (2,000 pounds).

CORPORATE STRUCTURE

Name and Incorporation

Queenstake Resources Ltd. (the “Company”) was incorporated under the laws of the province of British Columbia on May 3, 1977 under the name “Queenstake Resources Ltd.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  To facilitate a business combination of the Company and Santa Cruz Gold Inc. (“Santa Cruz”) on June 24, 1999, the Company continued its corporate jurisdiction from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon), as amended (the “YBCA”).   Effective July 19, 1999, the Company merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA to form one continuing company with the name “Queenstake Resources Ltd.”  Effective July 10, 2006, the Company continued its corporate jurisdiction from the Yukon Territory to British Columbia under the British Columbia Business Corporations Act (“the BCBCA”).

The registered office of the Company is located at Suite 3350 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada.  The executive offices of the Company are located at 999 Eighteenth Street, Suite 2940, Denver, Colorado, U.S.A.

Intercorporate Relationships

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  The following chart illustrates the inter-corporate relationships of the Company and its subsidiaries and their jurisdictions of incorporation, as well as the ownership of the Company’s principal asset, the Jerritt Canyon mine.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

On June 30, 2003, the Company acquired 100% of the operating Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, and thus transformed itself from an exploration company to a gold producer. The Jerritt Canyon mine is a large-scale underground gold mining operation with significant exploration potential.  Full details of this acquisition and related financing transactions are discussed under “General Development of the Business - Acquisitions and Dispositions - Jerritt Canyon Acquisition”.

In July 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $13.0 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant was exercisable at a price of Cdn $0.65 until February 10, 2006.  The purchase warrants expired unexercised.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options were exercisable to acquire 1,712,700 units of the Company at a price of Cdn $0.50 per unit until October 8, 2005.  The Compensation Options expired unexercised.  Each unit consisted of one common share and one-half of one warrant with the warrants having the same terms as the private placement warrants described above.

During December 2004, the Company’s common shares were approved for listing on the American Stock Exchange (“AMEX”) and commenced trading under the ticker symbol “QEE”.

On March 23, 2005, the Company successfully completed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of $24.8 million (Cdn $30.0 million).  The aggregate cash proceeds included Cdn $10.0 million raised pursuant to the exercise by the Agents of an over-allotment option.  The total Offering consisted of 100 million units (the “Units”), including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 until March 23, 2007.  On March 23, 2007 45,950,000 outstanding warrants related to this financing expired unexercised.   The Agents received a 5% commission on the gross proceeds of the offering.

On June 22, 2005 the Company issued 25,987,200 common shares pursuant to an equity financing for $5.9 million through a syndicate of underwriters (“Underwriters”).  The offering was priced at Cdn $0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited, a subsidiary of Newmont Mining Corporation (“Newmont”), whereby Newmont purchased 28.5 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.2 million.  As part of the private placement, Newmont received warrants exercisable to acquire up to 28.5 million additional common shares of Queenstake at a price of Cdn $0.55 through April 12, 2010. These warrants, although currently out of the money, would generate Cdn $15.7 million in cash if exercised.  Through April 13, 2008, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement are being used to fund exploration and for other corporate uses.  Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed by mineral lease three of its Nevada early-stage exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter return royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.  In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year of ore or concentrate over two years.  Queenstake is paying Newmont the net amount for the recoverable ounces in the purchased concentrates and ore, less commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years to the extent Queenstake has spare processing capacity.  The purchase of Newmont’s concentrates and ore is ultimately expected to increase the Jerritt Canyon mill throughput to approximately 95% of its previously demonstrated capacity of approximately 1.5 million tons per year, which is expected to lower the Company’s unit operating costs by spreading the fixed costs over more ounces produced.

In July 2006, the Company received notification from the Nevada Department of Environmental Protection that an evaporation pond  must be constructed at Jerritt Canyon to facilitate closure.  The evaporation pond was constructed through the third and fourth quarters of 2006 and is expected to be commissioned in the second quarter of 2007.  The pond, which is expected to cost approximately $9.0 million, will provide risk mitigation in tailings solution handling and a reduction in the estimated closure time period.

At the end of the third quarter of 2006, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, on March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (see “2007 Subsequent Events” below.)

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007.  Upon closure of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

In November 2006, the Company entered into an agreement with a Nevada subsidiary of Newmont Mining Company whereby the Company agreed to process loaded carbon for Newmont utilizing existing excess capacity in the Company’s carbon stripping circuit.  Newmont agreed to pay a processing fee to the Company, and the Company agreed to strip the gold from the loaded carbon while maintaining total segregation of the Newmont carbon and gold from Jerritt Canyon carbon and gold.  As of December 31, 2006 the Company owed $11.2 million to Newmont for loaded carbon that had been delivered to the Jerritt Canyon site awaiting processing.  During 2006, the Company recognized $0.7 million in revenue for carbon processed under this agreement.  As of March 29, 2007, the Company has processed all Newmont loaded carbon.  The current contract extends through April 30, 2007.

2007 Subsequent Events

On January 15, 2007, the Company closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC.  The borrowed funds, less costs of the transaction, primarily paid the costs of a new evaporation pond at the Jerritt Canyon operations which was mandated by the Nevada Department of Environmental Protection (“NDEP”).  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received share purchase warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price $0.22 per share.  This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the as yet unresolved reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy and will continue to pursue this matter with the Insurer.  The $9.0 million evaporation pond was mandated by the NDEP earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Construction began in the third quarter of 2006 and is approximately 95% complete. The lined evaporation pond is designed to allow water from the existing tailings containment system to be isolated while it evaporates.   At December 31, 2006, there were approximately $8 million of trade payables incurred for the evaporation pond, which were subsequently paid down using proceeds of the Facility.

The Company filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurer’s failure to reimburse Queenstake under its reclamation costs insurance policy.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  The matter has been referred to arbitration for binding resolution.

Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (“Newco”).  The business combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of Newco.  Under the agreed upon terms, shareholders of YGC will retain one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  Outstanding warrants and options in each company will be assumed or exchanged by Newco on the basis of the same ratio.  The proposed transaction would combine Queenstake’s and YGC’s mineral property interests in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards production of the Ketza River gold property in the Yukon.  The business combination is expected to yield benefits to the shareholders of Newco by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction is expected to allow an aggressive and sustained exploration program throughout the extensive land packages that will be wholly owned by Newco in Nevada and the Yukon.  It has been agreed that the Board of Directors of Newco will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  It has been further agreed that the President and CEO of Newco will be Graham C. Dickson, currently President and CEO of YGC, and that Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Newco.  The business combination is subject to shareholder, court and regulatory approvals and other conditions precedent, including a minimum $Cdn. 80.0 million net proceeds financing to be completed by YGC for the benefit of Newco.   The respective shareholder meetings of the Company and YGC are scheduled to be held on May 18, 2007.

Acquisitions and Dispositions

Jerritt Canyon Acquisition

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the “Purchase and Sale Agreement”) with subsidiaries of AngloGold Limited (“AngloGold”) and Meridian Gold Inc. (“Meridian”) (collectively the “Sellers”) pursuant to which the Company agreed to acquire the Sellers’ respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon gold mine (“Jerritt Canyon”), located in the Independence Mountain Range of Nevada, USA, 50 miles north of Elko, Nevada. The acquisition closed on June 30, 2003.

The Jerritt Canyon mine is an operating gold property with two producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant.  The Company acquired and integrated the Jerritt Canyon mine without interruption to mining operations.

The Jerritt Canyon acquisition was an arm’s-length transaction.  Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers $1.5 million cash, together with the issuance of 32 million common shares of the Company with an estimated fair value of $4.1 million.  In addition, the Company agreed to pay $6 million to the Sellers in quarterly instalments of $1 million and a deferred net smelter return royalty on Jerritt Canyon production, capped at $4.0 million, following which the royalty would convert to a 1% net proceeds interest royalty.

On August 26, 2004 the Company settled the $6.0 million of deferred quarterly instalments with a lump sum payment of $5.6 million and settled the $4.0 million capped net smelter royalty with a lump sum payment of $3.5 million.  This settlement excluded the 1% net proceeds interest royalty payable to AngloGold, which in management’s opinion, based on current reserve estimates and operating cost assumptions represents nominal, if any, future payments.

Under the terms of the Purchase and Sale Agreement, the Company also assumed $4.2 million of the Sellers’ operating liabilities and the Sellers’ entire Jerritt Canyon mine-related reclamation and environmental liabilities.  The fair value of the Jerritt Canyon mine reclamation and environmental liabilities, at the time of acquisition, was independently estimated at $25.8 million.  This amount was funded through an environmental risk transfer program (the “ERTP”) underwritten by American Insurance Group Environmental (“AIG”), a division of American International Companies. Under the terms of the ERTP, the Company deposited $25.8 million into an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal, plus interest earned, will be used to pay for mine closure and reclamation liabilities. The ERTP also includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance component provides insurance coverage in the event that reclamation costs exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that the reclamation cost is more than the Commutation Account balance, the insurance portion of the ERTP is activated and AIG would pay the excess costs up to a defined maximum. The ERTP also includes pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions for a period of five years commencing June 30, 2003.  In addition to reclamation insurance, AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection.  For these services, the Company paid AIG premiums totalling $5.9 million in addition to establishing the Commutation Account.  Management of the Company believes that the ERTP effectively limits the Company’s Jerritt Canyon reclamation and mine closure liabilities to the amount of the Commutation Account with respect to obligations existing at June 30, 2003.  See “2007 Subsequent Events” above for details of litigation commenced by the Company for recovery under the reclamation policy.

Proposed Business Combination between the Company and YGC Announced February 2007

Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (“Newco”).  The business combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of Newco.  Under the agreed upon terms, shareholders of YGC will retain one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  Outstanding warrants and options in each company will be assumed or exchanged by Newco on the basis of the same ratio.

The proposed transaction would combine Queenstake’s and YGC’s mineral property interests in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards production of the Ketza River gold property in the Yukon.  The business combination is expected to yield benefits to the shareholders of Newco by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction is expected to allow an aggressive and sustained exploration program throughout the extensive land packages that will be wholly owned by Newco in Nevada and the Yukon.

It has been agreed that the Board of Directors of Newco will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  It has been further agreed that the President and CEO of Newco will be Graham C. Dickson, currently President and CEO of YGC, and that Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Newco.

The obligations of the Company and YGC to complete the Transaction are subject to certain conditions precedent, including, among others: the receipt of shareholder, regulatory and court approval to the Transaction, that less than 5% of the outstanding shares of the Company and YGC shall have provided notices of dissent to the Transaction, and that YGC shall have completed a financing to raise minimum net proceeds to YGC of Cdn.$80,000,000. In addition, the obligation of YGC to complete the Transaction is subject to Queenstake having renegotiated, on a basis satisfactory to YGC, the agreement pursuant to which an affiliate of Newmont Canada Limited (“Newmont”) has agreed to sell concentrates and ore from Newmont’s Nevada operations to Queenstake for processing at Queenstake’s  Jerritt Canyon roasting and milling facility.

The Combination Agreement may be terminated in certain circumstances, including, among others: by the mutual agreement of both parties, by either company if their shareholders fail to approve the Transaction, by either company if the other board of directors has approved or recommended a different acquisition proposal (the “Acquisition Proposal”), or the board has entered into an agreement with respect to a superior offer (a “Superior Offer”) .

In the event that, the Combination Agreement is terminated as a result of:

•                  a breach by either company in any material respect of its covenants, representations and warranties in the Combination Agreement;

•                  the failure of the board of directors of one company to make and maintain a recommendation to its shareholders to approve the Transaction;

•                  the  approval or recommendation by the board of directors of one company to a different Acquisition Proposal; or

•                  the acceptance by one company of a Superior Offer

then the defaulting company is required to pay to the other company a break fee in the amount of 5% of its outstanding market capitalization determined as of the date of termination.

The respective shareholder meetings of the Company and YGC to approve the Transaction are scheduled to be held on May 18, 2007.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company

Queenstake is a gold mining and exploration company.  The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003. See “General Development of the Business — Acquisitions and Disposals — Jerritt Canyon Acquisition”.  Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119-square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets, and potential to expand the currently defined mineral reserves and resources proximal to the producing mines.

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company’s gold production is currently refined to market delivery standards by Johnson Matthey Inc., at a refinery in Salt Lake City, Utah.  The Company believes that because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of Johnson Matthey Inc.

Employees

At December 31, 2006, the Company had approximately 364 full-time employees in the United States, of which approximately 356 were at the Jerritt Canyon mine and 8 at the Company’s executive offices in Denver, Colorado.   None of the Company’s U.S. employees are unionized.  The Company believes that labor relations at both locations are good.

Social and Environmental Policies

Queenstake’s success is firmly entrenched in the concept of multiple use of lands which integrates land use for mining, agriculture, ranching, wildlife and sustainable public development.  The Company is committed to land use that strengthens and enhances the social and environmental quality of northern Nevada.

Regulatory approvals and permits for the Jerritt Canyon mines were seamlessly transferred to Queenstake on July 1, 2003.  Since that date Queenstake has continued all of the high standards of environmental performance at Jerritt Canyon.

Consistent with changing permitting strategies from mine closure planning to sustaining and increasing Jerritt Canyon production for the foreseeable future, all three major operating permits for the Jerritt Canyon mines were renewed or reissued in 2004.  The Nevada mining permit which regulates water pollution control was renewed on September 17, 2004 for five years.  A site wide Title V Air Quality Permit was issued on March 10, 2004 for a five year term.  On April 2, 2004 a site wide Reclamation Permit was reissued to include all current activities ongoing at Jerritt Canyon.  In addition to obtaining the three major operating permits Queenstake also obtained permits for the Steer mine portal and surface facilities area in January 2004 and initiated the U.S. Forest Service permitting process for the next five-year exploration plan.  It was further honored by the State of Nevada when it received the 2004 Nevada Reclamation Award for closure and reclamation work at the Burns Basin surface mine area. Through 2005, work progressed on an environmental assessment for the next five year exploration plan with the U.S. Forest Service.  The Company maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and actively participated with the Nevada Division of Environmental Protection and others in the development of new regulations regarding mercury air emission controls.

A large portion of the Jerritt Canyon Mine is located on public land administered by the U.S. Forest Service.  The Jerritt Canyon staff maintains a proactive relationship with the U.S. Forest Service Administrators, which includes weekly site inspections and updates.  A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (“NEPA”) review as part of the 25-year mining and exploration history of the District.  Environmental issues are well defined in this documentation and appropriate mitigation strategies are in place to support and expand operations.

Reclamation projects are scheduled annually and are completed concurrent with the completion of mining activities.  To date, over 1,500 acres of mined lands have been reclaimed.  Reclamation and closure activities are defined and associated costs are bonded with the Federal Government and the State of Nevada.  These bonded activities are also insured by a reclamation and closure policy independently administered by AIG.  As reclamation is completed, payment for completing the insured activity is paid to the Company from a pre-funded Commutation Account administered by AIG. This program has shown to be workable during the 2006 reclamation season.  During 2006, the company was mandated by NDEP to commence construction of an evaporation pond as part of Jerritt Canyon’s long-term closure and reclamation plan.  The lined evaporation pond is expected to cost $9.0 million and is designed to allow water from the existing tailings containment system to be isolated while it evaporates.

The Company is committed to conducting its operations with close consideration to environmental values and ethics as well as to social issues. The Company will therefore:

•                  Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;

•                  Establish and maintain management systems to monitor all environmental aspects of its activities;

•                  Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to optimize their effectiveness;

•                  Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;

•                  Assure that financial resources are available to meet environmental and reclamation obligations;

•                  Ensure that the Company’s employees and contractors are aware of the Company’s environmental policies and understand their relevant responsibilities;

•                  Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

The Company is continually striving to improve its environmental performance.

Environmental Protection Requirements

For a discussion of the current and future effects of environmental protection requirements, see “Narrative Description of the Business — Operating Property — Jerritt Canyon Mine Environmental”, below.  See also “Risk Factors” below.

Principal Operating Property — Jerritt Canyon Mine

Introduction

On June 30, 2003, the Company acquired the Jerritt Canyon mine, in Nevada. See “General Development of the Business - Acquisitions and Dispositions  — Jerritt Canyon Acquisition”, The Jerritt Canyon mine is an operating gold property with two producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant.  The Jerritt Canyon area is a large and historically prolific gold producing district, having produced over seven and a half million ounces of gold over the past 25 years. The Jerritt Canyon acquisition effectively transformed the Company from an exploration company to a gold producer.

Recent Operations

Following the closing of the acquisition on June 30, 2003, the Company integrated the Jerritt Canyon mines without interruption to mine operations.  The skilled work force and mine management team at Jerritt Canyon provided the Company with sufficient operating depth.  Mining during 2003 covered the first six months of Queenstake’s ownership of the Jerritt Canyon mine.  Production levels were similar to previous year results achieved under the previous owners.  Mined ore tonnage during 2004 began to decline in the face of insufficient mine development, lack of sustaining capital investment, and mature ore bodies.  The decline in mined ore tonnage continued through 2005 and 2006.  Mining during 2006 was derived primarily from the Smith, and SSX underground mines.  The Murray Mine was shut down in March 2006.

Gold production from Jerritt Canyon declined in 2006 as a result of fewer ore tons mined from the Smith Mine and Zone 1 of the SSX Mine.  The Smith Mine was adversely affected by water inflows in excess of the capacity of the pumping system to dewater.  Ore tons below the water table in Smith are generally higher-grade and more contiguous and had been planned to provide in excess of 40% of total ore mined for the Jerritt Canyon operation during 2006.  At the end of the third quarter of 2006, the Company reduced pumping activities and deferred mining of the wet Smith Mine ore to later years.  The SSX Mine experienced grade declines due to higher mining dilution as a result of the mining of smaller, less contiguous ore blocks.  The Murray Mine was shut-down as planned in the first quarter of 2006.  Although underground mine performance was positively affected by a stable underground workforce, high availability of underground production equipment, the presence of two contractors on site for the majority of the year that were dedicated to development and the continuation of the Company’s excellent operating safety record, these improvements were not sufficient to offset declines in mined ore tonnage and grade.  The Company implemented several cost savings initiatives toward the end of the third quarter of 2006 that have delivered and are expected to continue to result in significant reductions to operating costs going forward.  Cost initiatives completed include: discontinuing the services of one underground mining contractor; reduction of 11% of the workforce; reorganizing and centralizing the maintenance department; removing from service the high-hours, high-maintenance cost mining equipment; and, deferring the production of ore tons that lie below the water table at the Smith Mine.

In April 2006, the mill at the Jerritt Canyon process facility experienced a catastrophic failure of a pinion gear.  The site maintenance staff replaced the pinion gear and, at that time, thoroughly inspected the bull gear to identify the root cause of the gear failure.  Processed ore tonnage and gold production for the full-year 2006 were unfavorably impacted as the Company made the decision to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues.  When the new mill pinion gear was installed in April 2006, the bull gear was turned over and several cracked teeth repaired.  Through the third quarter of 2006, the new pinion gear exhibited a high degree of wear and pitting and elevated gear surface temperatures that could have posed a risk of catastrophic failure and potential collateral damage if the mill had continued to run at full capacity.  As a result of this experience, the bull and pinion gears are subject to intense monitoring and daily inspection shutdowns, further limiting mill throughput.  A new bull gear has been ordered and is expected to be delivered in April 2007.  The ball mill was operated through the end of 2006 at an average of approximately 75% ball charge in order to reduce the load on the pinion and bull gear.  The Company intends to maintain the 75% ball charge and limit the risk of failure on the gears until the new bull gear is installed during the second quarter of 2007.  As of March 29, 2007, the mill is operating on average at approximately 75% capacity processing a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimization of re-handling costs and other factors.

Full-year 2006 gold production from Jerritt Canyon was 153,581 ounces, excluding production from ore purchased from Newmont, which totalled 16,270 ounces.  Cash operating costs per ounce were $533 for 2006 reflecting the mill-related production shortfalls and lower throughput rate, delays in accessing ore and deferral of the mining of higher cost areas of the mines. Cash operating costs continue to be adversely affected by increases in basic commodity prices. The Jerritt Canyon cost of operations showed improvement in the fourth quarter of 2006 as a result of the cost reduction measures implemented in late September, with production and costs and cash flow sufficient to continue to fund the ongoing operations at Jerritt Canyon.

Gold production was 169,851 ounces for the full-year 2006.  Gold production declined by 34,240 ounces or 17% from the full-year 2005.  Ore tons milled were 973,593 for the full-year 2006, a decrease of 133,344 tons or 12% from full-year 2005.

Jerritt Canyon ore grade mined for the full-year 2006 is 0.23 opt gold, a decline of 0.01 or 5% from the same period in 2005.  The grade of Queenstake ore milled increased to 0.23 opt, a 0.01 opt or 5% improvement from 2005.  A reconciliation table of Queenstake Jerritt Canyon and Newmont purchased ore processed is provided below.

Total tons processed in 2006 were 973,593, a decline of 133,344 tons or 12% from 2005.  The reduction in tonnage is due to a combination of fewer ore tons mined, mill mechanical availability issues and the Company’s plan to scale-back roaster operations in early 2006.  Beginning in August 2005 and continuing through April 2006, the mill processing rate had been scaled back from operating two roasters together to one roaster at a time as a cost cutting measure.  The process rate was increased in April 2006 and the second roaster fully utilized upon the commencement of delivery of purchased ore from Newmont (see “Private Placement, Ore Processing and Property Lease Agreements” below).  Comparison to operating results from previous years should be viewed in that context.  The table below summarizes production results for both Queenstake-Jerritt Canyon ore and ore purchased from Newmont.

Table 1 — Production Results

	Year ended December 31, 2006
	Queenstake ore	Newmont ore	Total
Tons processed	792,959	180,634	973,593
Grade processed (opt)	0.23	0.10	0.21
Process recovery	85.8%	90.4%	86.2%
Gold ounces produced	153,581	16,270	169,851

Newmont began delivering purchased ore to the mill in April 2006 and by the end of 2006 the Jerritt Canyon operation had received approximately 440,000 tons of purchased ore and had over 259,000 tons of purchased ore in stockpile.  Under the terms of the purchase agreement the Company is allowed to defer payment for purchased ore until the ore is processed and the gold produced.  As of March 29, 2007, the Company is in compliance with all provisions of the ore sale and purchase agreement with Newmont.

Processed ore tonnage and gold production for the full-year 2006 were unfavorably impacted as the Company made the decision to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues mentioned previously.

In order to minimize risk and assure optimum mill utilization, the Company completed an analysis of critical spares and inventory.  The analysis identified areas requiring improvement especially in light of current steel component shortages and machine fabrication lead times for major mechanical components, as is being experienced across the entire Nevada gold mining industry and globally.  These areas are being addressed and a complement of critical spares inventory is expected to be in place by mid-2007.  At March 29, 2007, the operation has two new spare pinion gears on site and a new bull gear has completed fabrication in Australia during early-March and is in transit to the Jerritt Canyon site.

The reduced mill throughput for full-year 2006 has resulted in a deferral of the processing of currently stockpiled ore to 2007.  The Company has estimated that there were a total of approximately 11,900 contained ounces of Jerritt Canyon ore and approximately 37,000 contained ounces of Newmont purchased ore in stockpiles at the mill at the end of 2006.  These are much larger stockpiles than Queenstake has maintained in the past.

It is planned that the installation of the new bull gear will be completed in the second quarter of 2007, and that the mill will operate at 75% throughput capacity until that capital replacement project is completed.  After installation of the bull gear and completion of planned annual maintenance, the mill will increase feed tonnage and ball charge to again operate at 100% capacity or approximately 1.5 million tons per year.  Mill feed will consist of both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations.  All Newmont purchased ore stockpiles existing as of March 29, 2007 should be processed by year-end 2007.

Capitalized mine development of 7,083 feet during the year was essentially on 2006 plan, as the mining emphasis shifted to short-term production as the high-grade stockpiles were being depleted during the second quarter.  Two mining contractors that had been dedicated to development were phased-out during the year and internal crews were assigned to those headings.  Capitalized mine development in 2005 totalled 9,412 feet, 2,329 feet or 25% more than full-year 2006.

Over the past year, cash operating costs were negatively impacted by $3.2 million in increased commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $3.1 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce totalling $48 in 2006.

2006 Quarterly Production Summary

Quarterly production and financial information provided below as at December 31, 2006, is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 2.

Table 2 — Jerritt Canyon Quarterly Production Statistics

	Three months ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Gold ounces produced	45,776	43,781	50,421	29,873	45,555	49,613	54,156	54,767
Gold ounces sold	44,929	43,129	51,216	28,488	46,828	54,446	50,560	50,850

Average sales price per ounce	$615	$617	$627	$553	$485	$442	$428	$427
Cash operating costs per ounce (1)	$545	$643	$461	$558	$413	$401	$371	$365

Ore tons mined	199,219	161,371	188,283	228,963	223,060	220,779	234,625	280,635
Tons processed	253,945	297,563	271,857	150,228	211,587	267,116	316,800	311,434
Grade processed (opt)	0.22	0.18	0.22	0.25	0.25	0.21	0.21	0.21
Process recovery	85.6%	86.3%	86.0%	86.4%	86.8%	865%	87.3%	85.8%

(1)             The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.

Gold production during the three-month period ended March 31, 2006 was 29,873 ounces or a 45% decrease from the same period in 2005.  Production was negatively affected by unusually wet and heavy snowfall and rapid run-off throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.

Gold production during the three-month period ended June 30, 2006 was 50,421 ounces, which was a 20,548 ounce or 69% improvement from the prior quarter but 7% less than the same period in the previous year.  Poor mill mechanical availability and reduced throughput capacity caused by pinion gear failures limited process tonnage through the second quarter of 2006.  Mined tonnage was further impacted by high ground water levels in the Smith Mine.

Gold production for the three-month period ended September 30, 2006 was 43,781 ounces, approximately 13% less than the previous quarter, and was 122% less than the same period in the previous year.  The processing miill continued to run at approximately 75% capacity through the quarter in an effort to prevent further damage to the mill pinion and bull gear.  A new bull-gear was ordered in the quarter with an expected delivery time of April 2007.   Jerritt Canyon continued to allocate resources to mine development and engaged a second mining contractor in mid-August 2006 to accelerate mine development in order to maintain production capacity.

Gold production for the three-month period ended December 31, 2006 was 45,776 ounces, essentially unchanged from gold production for the same period in 2005.   Mill tonnage processed continued to be adversely impacted as the Company decided to minimize risk of catastrophic failure of the pinion and bull gears and ran the mill at approximately 75% capacity.  Cash operating costs for the quarter and for the year were adversely affected by rising costs faced by the North American gold mining industry in general and Jerritt Canyon specifically, including fuel, electricity, commodity and labor costs during the quarter.

Exploration and Development Summary

During 2005, the Company spent $19.7 million for underground development, major haulage-ways, ventilation raises, definition drilling, capital resource development, sustaining capital and related activities to provide long-term infrastructure and stope access within the mines.

During 2006, the Company invested $31.9 million, including $8.4 million for construction of an evaporation pond, in underground development, definition drilling, sustaining capital and other capital projects.  Significant capital investments during the year included one new Elphinstone loader, one rebuilt Caterpillar 16g motor grader, ore pad improvements to support the Newmont purchased ore, three carbon screens, one rebuilt six-yard loader, Starvation Canyon permitting and the evaporation pond.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets.  During the few years prior to the Company’s acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up.  Management of the Company believes that with a significant investment in surface and underground exploration activities, there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies.   In addition, management of the Company believes that the property offers potential for discovery of significant new ore bodies resulting from systematic district scale exploration.

Exploration continued during 2006 but was limited both by availability of funding and drill rigs as well as the need to focus on near mine resource conversion to meet short term production needs at the expense of long term district exploration.  The Company expensed $4.9 million for surface drilling programs completed in 2006.

The Starvation Canyon exploration program continued to improve continuity of gold mineralization encountering one of the best drill intercepts in the three-decade history of Jerritt Canyon: an intercept at Starvation Canyon of 140 feet with an average grade of 0.46 ounce of gold per ton (opt).

Property Description and Location

The Jerritt Canyon mine is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada.  Elko, has a population of approximately 34,000 and is serviced by regular scheduled air service from Salt Lake City, Utah.  All services required by the Jerritt Canyon Mine operation are readily available in the surrounding area.  Access to the property is by means of State Road 225, a paved road, to the main entrance road to the mine where the administrative offices are located.

Jerritt Canyon operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities located primarily on public lands and the process plant, administrative facilities and tailings impoundment located on private lands.  The Company’s 100% owned Jerritt Canyon property interests cover an area of approximately 119 square miles, containing a total of 3,066 owned and leased mineral claims, 12,433 acres of fee lands, 934 acres of patented mineral claims and 11,080 acres of leased fee land with mineral rights.

The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit.  Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches.  A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas.  The administration offices, process plant and tailings impoundment are located at an elevation of approximately 6,400 feet; the mines are located at elevations up to 8,000 feet.

The primary regulatory oversight of the Jerritt Canyon Mine is by the U.S. Forest Service (“USFS”), due to the mining activity being located on a combination of public and private lands, and by the Nevada Division of Environmental Protection (“NDEP”).

Since the initial Plan of Operations was approved in 1980, there have been at least 45 submittals to the USFS, including three subsequent Plans of Operation and Amendments or Modifications to approved Plans of Operation. Development of identified ore bodies from the existing underground mine surface facilities is expected to require only administrative approval.

The NDEP regulates the approval of the Jerritt Canyon’s Water Pollution Control Permit, Air Quality Permit, Stormwater Discharge Permit, Underground Injection Control Permit, Dams Safety Permit and Reclamation Permit. All permits are current and in good standing.

Sierra Pacific Power Company, the only electric public utility in the area, provides electric power to the mine.

Government Regulation

Mining operations and exploration activities are subject to various federal and state laws and regulations in the United States which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained those licenses, permits or other authorizations currently required to conduct its exploration and other programs. The Company believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in jurisdictions in which the Company operates. There are no current orders or directions relating to the Company with respect to the foregoing laws and regulations.

Environmental Laws

As is common for mining operations in Nevada, there are numerous environmental obligations associated with Jerritt Canyon that are related to ongoing operations as well as mine closure and reclamation.  Environmental management systems are in place and there are qualified environmental staff onsite at Jerritt Canyon.  Various mitigation programs are in place as required under the various plans of operations that have been filed and approved for the project.  Except for the evaporation pond mandated by the NDEP in 2006 at a cost of $9.0 million, no unusual costs associated with any of these programs have been identified.  Approved reclamation plans are in place and Jerritt Canyon is progressing with concurrent reclamation in an orderly manner.  Final reclamation obligations for the project include closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures.  Current geochemical characterization of the waste rock produced from mining operations has demonstrated the waste rock to be generally non-acid generating.

U.S. Federal Laws

The U.S. Forest Service requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project undertaken by the Company.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. The Company’s mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on the Company’s production levels or create additional capital expenditures for pollution control in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, (“CERCLA”) imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. The Company cannot predict the potential for future CERCLA liability with respect to its Nevada property or surrounding areas.

Nevada laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Jerritt Canyon Mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, the Company is required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on the Company’s financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

ERTP

An integral element of the Jerritt Canyon Mine acquisition was the ERTP, an innovative insurance/assurance product purchased from the Insurer.  The Company believes the ERTP effectively limits financial exposure for environmental and reclamation liabilities and risks associated with the Jerritt Canyon mine assumed on its acquisition in June 2003 to the amount in the Commutation Account.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by the Insurer at $25.8 million as at June 30, 2003. This amount was fully funded by the Company by means of a cash Commutation Account in the amount of $25.8 million deposited with the Insurer. The cash plus interest earned in the Commutation Account will be used to pay for Jerritt Canyon’s reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, totalling $39.4 million, which allow the Company to operate the Jerritt Canyon mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  This cost cap insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by the Insurer, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate that the covered reclamation costs will be in excess of the defined maximum.

The Company filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond mandated by NDEP at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurer’s failure to reimburse Queenstake under its reclamation costs insurance policy.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  The matter has been referred to arbitration. The Company is pursuing reimbursement for such costs under its reclamation insurance policy with the Insurer but the timing and receipt of such reimbursement is uncertain.

Jerritt Canyon History

In 1972, FMC Gold (renamed Meridian Gold Inc. in 1996) discovered a disseminated gold deposit in the Jerritt Canyon area.  In 1976, FMC Gold formed a joint venture with Freeport McMoRan Inc., to explore and develop the area, and mining at Jerritt Canyon commenced in 1981.  In 1990, Freeport McMoRan Inc. sold its interest in Jerritt Canyon to a predecessor of AngloGold. Since inception, mining has continued uninterrupted at Jerritt Canyon, producing over 7.5 million ounces of gold to date.  Open pit mining occurred from 1981 through 1999; underground mining started in 1993. Annual production, prior to the Company’s acquisition, had historically averaged between 300,000 and 350,000 ounces of gold, at historical cash operating costs ranging from $245 to $270 per ounce.  The previous owners of the Jerritt Canyon mine had planned to shut the operation down by the end of 2004.

Pursuant to the Purchase and Sale Agreement, the Company acquired the Jerritt Canyon Mine from the Sellers.  See “General Development of the Business — Acquisitions and Dispositions — Jerritt Canyon Acquisition”.

Geology

The Jerritt Canyon district deposits are hosted by a Paleozoic sedimentary sequence that underlies the Independence Mountain range and consists of four distinct assemblages:  (1) the western facies (upper plate of the Roberts Mountain thrust fault), (2) the eastern facies (lower plate of the Roberts Mountain thrust fault), (3) the Schoonover sequence, and (4) the Antler overlap sequence. The western facies consists of chert, argillite, siltstone, shale, quartzite, and limestone-greenstone complex and is considered to be a deep-water sequence.  The eastern sequence is a Cambrian to Silurian continental shelf carbonate sequence that includes the Hanson Creek Formation, and the Roberts Mountains Formation, which are the main hosts to the gold mineralization in the district.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies.  The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones.  The Hanson Creek Formation is divided into five members and consists of medium-grained limestone, dolomitic limestone, carbonaceous micrites, and chert beds.

Gold mineralization at Jerritt Canyon is preferentially found within the base of the Roberts Mountains Formation and the Upper Hanson Creek Formation.  Gold mineralization is structurally controlled by high angle northwest and northeast trending structures that acted as conduits for mineralizing fluids.  Much of the higher grade, more continuous gold mineralization occurs where two sets of high angle structures intersect and cut the favourable stratigraphic intervals that contain high proportions of clay-sized materials.  The deposits are considered to be Carlin-type, sediment-hosted, replacement fine-grained gold in carbonaceous sediments.  Gold occurs as very fine-grained micron size particles deposited in carbonates and fine-grained, calcareous, clastic sedimentary rocks.

Mineral Reserve and Resource Estimates

Table 3 below summarizes proven and probable mineral reserves that totalled 485,700 ounces of gold contained in 2.0 million tons at an average grade of 0.245 opt at December 31, 2006, based on a three-year average gold price of $485 per ounce.  Measured and indicated resources, including reserves, were estimated at 1.9 million ounces of gold contained in 8.2 million tons at an average grade of 0.232 opt.  The Company also estimated inferred resources of 2.4 million tons at 0.226 opt for 545,200 ounces of gold.  The Company’s proven and probable reserves and measured, indicated and inferred resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.

Proven and probable mineral reserves decreased by 392,200 ounces or 45%, and measured and indicated resources decreased by 0.2 million ounces or 10% between year-end 2006 and year-end 2005.  Measured and indicated resources at December 31, 2006 were lower than in 2005 largely due to an increases in the mining unit costs, an increase in cutoff grade, remnant ounces condemned with the shutdown of the Murray Mine and, elimination from reserves of ounces below the water table at the Smith Mine.  The continued application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves was 36% in 2006, unchanged from 2005.  Expenditures for district exploration and surface drilling were $4.9 million in 2006, compared to $3.9 million in 2005.

Reserve and resource estimates have been developed from extensive surface and underground drilling data using geology-constrained standard kriging and polygonal methods using MineSight modeling and planning software.  Mineral resources are contained in about 20 mineral deposits in the Jerritt Canyon area.  Block modeling techniques supported by relatively small block sizes are used.  Cutoff grades have been calculated for each of the mines using cost estimates and plant recovery estimates derived from December 2006 actual year-to-date values.  Factors for mining dilution were included.

Most of the assays on which these estimates are based were performed by independent assay labs for surface drilling using standard fire assay techniques and subject to internal Quality Assurance/Quality Control (“QA/QC”) procedures; samples from underground drilling are analyzed by Jerritt Canyon’s laboratory using standard fire assay techniques and industry accepted QA/QC procedures.

Table 3 (1),(2),(3),(4),(5)

	JERRITT CANYON PROVEN & PROBABLE GOLD RESERVES - December 2006
	PROVEN			PROBABLE			TOTAL
Deposit	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)
Murray	17.3	0.275	4.8	1.1	0.120	0.1	18.4	0.266	4.9
Smith	97.8	0.385	37.6	171.2	0.302	51.8	269.0	0.332	89.4
SSX-Steer	440.3	0.262	115.4	299.1	0.272	81.4	739.4	0.266	196.8
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	—	—	—	369.6	0.305	112.9	369.6	0.305	112.9
Wright Window	—	—	—	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	566.8	0.282	160.1	982.5	0.286	280.8	1,549.3	0.285	440.9

Stockpiles	69.3	0.198	13.7	366.3	0.085	31.1	435.7	0.103	44.8

Total	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7

Table 4, below, summarizes the estimated measured, indicated and inferred resources, calculated in accordance with National Information 43-101.  Mineral reserves, as shown in Table 2 above, are included in measured and indicated resources.  Underground resources are calculated using a cut-off grade of 0.150 ounces of gold per ton (“opt”); open pittable resources are calculated using a cut-off grade of 0.075 opt.

Table 4(1),(2),(3),(4),(5)

JERRITT CANYON TOTAL MINERAL RESOURCES - December 2006

includes proven and probable reserves

	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
DEPOSIT / AREA	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)

Murray	156	0.310	48.3	27	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
Murray Zone 9	—	—	—	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX-Steer	1,735.2	0.259	448.6	597.3	0.286	170.7	2,332.5	0.266	619.3	929.7	0.230	213.4
Smith	601.2	0.311	187	463.1	0.264	122.3	1,064.4	0.290	309.1	541.6	0.231	125.3
Smith East	—	—	—	997.7	0.281	280.5	997.7	0.281	280.5	120.4	0.264	31.7
Saval	12.3	0.227	2.8	357.0	0.255	91.1	369.3	0.254	93.9	191.2	0.238	45.5
Starvation Canyon	—	—	—	636.5	0.290	184.3	636.5	0.290	184.3	51.2	0.278	14.2
Wright Window	—	—	—	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3

Subtotal	2,504.6	0.274	686.4	3,386.9	0.275	929.8	5,891.5	0.274	1,616.2	2,005.1	0.233	468.0
Stockpiles	69.3	0.198	13.7	1,158.0	0.059	68.2	1,227.3	0.067	81.9	—	—	—

Pit Resources
Burns Basin Pit	—	—	—	29.7	0.134	4.0	29.7	0.134	4.0	—	—	—
California Mtn. Pit	—	—	—	8.0	0.115	0.9	8.0	0.115	0.9	—	—	—
Coyote Zone 10 Pit	—	—	—	—	—	—	—	—	—	20.1	0.104	2.1
Pie Creek Pit	—	—	—	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon Pit	—	—	—	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Mill Creek	—	—	—	78.4	0.124	9.7	78.4	0.124	9.7	—	—	—

U/G Resources
Burns Basin	—	—	—	30.7	0.194	6.0	30.7	0.194	6.0	50.6	0.228	11.5
California Mtn.	—	—	—	32.1	0.377	12.1	32.1	0.377	12.1	9.4	0.330	3.1
Coyote Zone 10	—	—	—	45.2	0.212	9.6	45.2	0.212	9.6	2.7	0.184	0.5
MCE	—	—	—	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Waterpipe II	—	—	—	—	—	—	—	—	—	37.4	0.206	7.7
West Mahala	—	—	—	368.1	0.224	82.5	368.1	0.224	82.5	141.9	0.209	29.6
Winters Creek	—	—	—	148.9	0.218	32.5	148.9	0.194	32.5	37.2	0.199	7.4

Total	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2	2,414.8	0.226	545.2

(1)  Based on a gold price of $485 per ounce.

(2)  “Resources” or “resource” used in this Annual Information Form are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  Contained metal estimates remain subject to factors such as mining dilution and process recovery losses. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC as filed on the SEC’s EDGAR database, which can also be accessed through the Company’s website, www.queenstake.com.  Refer also to the Cautionary Statement on page four on this document. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources are as described in this document and the Company’s  National Instrument 43-101 Report that will be filed during the second quarter of 2007.

(3)  U.S. investors are advised to read the Cautionary Statement on page four in this document.  It cannot be assumed that part or all of the mineral deposits termed “resources” may ever demonstrate economic viability to become reserves and the term “inferred resources” is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category.

(4) For Queenstake, the Qualified Persons for the technical information contained in this Annual Information Form are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and Donald G. Colli, Manager of Mineral Resources.

(5)  For SRK Consulting (U.S.), Inc., in connection with of Queenstake’s National Information 43-101 report, the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.

Although the Company has carefully prepared and verified the mineral resource and reserve figures above (and elsewhere in this document), such figures are estimates, and there can be no assurance given that the indicated amount of gold will actually be mined and processed.  See also “Risk Factors”.

The net change in reserves relative to the previously estimated reserves at December 31, 2005 is comprised of depletion due to production, reclassification of ounces from reserve to resource as a result of increases in the mining unit costs, increase in cutoff grade, remnant ounces condemned with the shutdown of the Murray Mine and, elimination from  reserves of ounces below the water table at the Smith Mine.

Except for ore stockpiles, substantially all the current reserves at Jerritt Canyon are contained in deposits being developed, or to be developed, and mined by underground methods. Once the mineralized envelopes and gold grades are estimated the mine geologists draw grade envelopes (based on cutoff grade), using the block model values, existing adjacent development and the cutoff grades provided by engineers for each mine.  In order to determine the portion of the measured and indicated resource that would qualify for proven and probable mineable ore reserve status, it is necessary to configure the measured and indicated resource into mineable shapes for the selected mining method, and then apply tests for economic viability and include factors for mining dilution and recovery.

Resources at Jerritt Canyon have been developed from the extensive drilling data, using geology-constrained standard kriging and polygonal methods and using a mine modeling and planning software package.  Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area.  The operation employs block modeling techniques supported by relatively small block sizes.

Exploration drilling programs at Jerritt Canyon are predominantly reverse circulation surface drilling and occasionally, surface core drilling, followed by underground drilling with core holes. Underground production sample drilling consists of reverse circulation and rotary percussion drilling.

All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories. Samples from surface drilling both core and reverse circulation are sent to an outside laboratory for assaying. Blanks or standards are routinely submitted with these samples. Underground drill samples are sent to the Jerritt Canyon laboratory (the “JC Laboratory”) on site. The JC Laboratory has all the normal sample preparation equipment and facilities. The JC Laboratory operates continually with a crew of 16 and does about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a round-robin program with other mining laboratories in the area where random samples are sent out and others received. Blanks, standards, and/or pulps are routinely submitted with the sample stream. Check samples of core holes (pulps) are sent to outside laboratories for analysis. Pulps and coarse rejects form one outside laboratory are routinely submitted to another outside laboratory for analysis.

The vast majority of drill holes (except rotary percussion holes) are measured for downhole deviations and recorded in the database. Very few exploration holes do not get measured for deviation. This may occur in shallow vertical holes, when holes collapse or when logistics are such that timely measurement is not permitted.

The geological data is normally maintained in MineSight software for interpretation and mine plan modeling at each mine.

Mining

The Jerritt Canyon mine currently consists of the Smith, and SSX-Steer Complex underground mines, all located several miles west of an ore processing plant and administration complex.  Access to all underground mines is by inclined ramp. Typical openings underground are 15 feet x 15 feet in cross-section, with ramps of 12% to 15% inclination. All openings underground must be supported with rockbolts and wire mesh, and shotcrete where conditions are more severe, or where traffic is concentrated. Generally, the mines are relatively dry, except for the Smith Mine which has underground water inflows of about 850 gallons per minute (gpm). A dewatering system with the capacity to handle 1,500 gpm has been installed and the water table in the Smith Mine has stabilized. Interior development includes haulage levels, stope access ramps, crosscutting, and drifting alongside the ore. Ventilation boreholes connect the underground mine workings with the surface.

Mechanized, trackless underground mining is employed together with cemented backfill for ground control and to increase ore recovery.  Almost half the ore is mined by long-hole benching, the remainder is mined by drift-and-fill methods.  Underground trucks deliver ore to windrows on the surface at each mine portal, where the ore is sampled before being delivered by 150-ton haul trucks to the processing plant.  Good, wide, haul roads connect the individual mines to the processing plants and to the administration area next to the plant. All of the mines feed the same processing plant, with the two mines typically producing and trucking about 2,200 tons per day to the plant.

Mine drilling, mucking, and hauling equipment maintenance is typically performed in small surface shops located at each mine, or at the central shop located adjacent to the processing plant.

Processing

The ore processing facility at Jerritt Canyon, as originally built, processed oxide and mildly refractory ores by conventional cyanide leaching in conjunction with chlorine-gas pre-oxidation of the mildly refractory fraction.  This process continued to operate until 1997.  With ores becoming more carbonaceous and refractory, and with the introduction of higher-grade ore from underground operations, a dry mill with dual ore roasting circuits was added in 1989 and is currently in operation.  Mill feed is subjected to primary and secondary crushing before being dried, milled and roasted to prepare the refractory ores for gold recovery in a carbon-in-leach circuit.  Gold is recovered using a Merrill-Crowe process, is smelted on site and shipped to the refinery as high quality doré bars.  The plant has a processing capacity of 1.5 million tons per year.

Capital Costs

The level of capital expenditures made by the former owners at Jerritt Canyon in the immediate period prior to the sale of the mine reflected that the mines were scheduled to shut down at the end of 2004.  Underground development and reserve expansion drilling, critical to the long-term sustainability of the operation, had been curtailed.  Consequently, the Company began an aggressive underground development and reserve and resource expansion program.  Drilling and mine development into highly prospective resource areas has been given highest priority.  Primary targets for conversion of resources to reserves include areas immediately adjacent to current operations primarily at the SSX and Smith mines.

During fiscal 2006, the Company spent $31.9 million for the evaporation pond, underground development, major haulage-ways, ventilation raises, definition drilling, capital resource development, sustaining capital and related activities to provide long-term infrastructure and stope access within the mines. This compares to capital investments during 2005 of $19.7 million.

Production Outlook First Quarter of 2007

During the first quarter of 2007, the Jerritt Canyon mill continued to operate at approximately 75% of capacity.  A planned 10-day shutdown to replace the pinion and bull gear is scheduled for late in the second quarter of 2007. During the 2007 first quarter, the mines continued to produce ore at approximately the same tonnages as experienced in late 2006.

Production Outlook Full Year 2007

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007 (see “2007 Subsequent Events” above.)  Upon closure of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

If the Queenstake-YGC merger is delayed or does not close during 2007, the Board of Directors and management of the Company will release 2007 production guidance based on a revised mine plan that operates Jerritt Canyon to achieve cash self sufficiency during 2007 without a significant investment in exploration,  mine development or capital infrastructure.  The cost cutting measures undertaken in late 2006 appear to be taking effect, however, ore tons mined and grade have declined over the past 15 months.  The Company expects that gold production will stabilize but at a reduced rate from 2006 levels.  The Company is analyzing the full impact of the cost reduction measures implemented, development requirements, mill shutdown and bull gear replacement timing issues, and other production/cost improvement measures.  The roasters should be processing at full capacity, or approximately 1.5 million tons per year, beginning in July 2007 and on completion of bull gear replacement.  All Newmont purchased ore stockpile existing as of March 29, 2007 should be processed by year-end 2007.  During the second quarter of 2007, the mill is scheduled to be down for 10 days to allow for annual maintenance and bull gear replacement.  During the scheduled mill down-time, the mines will continue to produce ore and accumulate the ore in stockpiles adjacent to the mill that will then be processed during the third quarter of 2007.

If the Queenstake-YGC merger is delayed, it is unlikely that a significant exploration or sustaining capital program could be funded without a financing.

The Company expects to mill approximately 0.9 million tons of ore during 2007 processing a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The mill is expected to run at 75% capacity for the first half of the year through completion of the pinion and bull gear shutdown and then, at 100% (1.5 million tons annually) for the second half of the year.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimization of re-handling costs and other factors.  Mill capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.

Exploration and Development

Subject to available funding, the Company intends to expand its mineral resources and reserves at Jerritt Canyon through focused exploration on its approximately 119-square mile Jerritt Canyon district landholdings.  Management of the Company believes much of the exploration work done in past years under the previous owners was in search of either shallow open pit targets or multi-million ounce underground targets and that known reserves and advanced stage targets were not aggressively expanded or systematically followed-up.

Targets broadly fall into 4 categories.

1.               Targets where work by previous owners identified mineralization that was so clearly high priority that Queenstake began aggressive follow-up during 2004 and continued in 2005. The best example of this type of target is Starvation Canyon, where an aggressive drilling program led to the recognition of a high-grade mineralized system that remains open.

2.               Targets in the southern part of the district, where drilling by prior owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Waterpipe Canyon, and Pie Creek.

3.               Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from orebodies that are currently in production or have previously been mined.

4.               Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, some additional work is required to define specific drilling targets.

Positive exploration results defined the first mineral reserves at Starvation Canyon and successfully replaced proven and probable reserves, net of depletion from production, at year-end 2006.

2006 Private Placement, Ore Processing and Property Lease Agreements

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited (“Newmont”) whereby Newmont purchased 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of US $10.0 million through an equity private placement.  As part of the private placement, Newmont received warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised.  For a period of two years from closing,

Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Proceeds were used to fund exploration and for other corporate uses.

An affiliate of Newmont agreed to convey three of its Nevada exploration properties to Queenstake on a lease-option basis.  The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont agreed to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year over two years.  Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.

The following map illustrates the Jerritt Canyon property in Elko County, Nevada.

JERRITT CANYON
Elko County, Nevada
Winters Ck
MCE
MINE
West
Murray
Wright
Window
Zn 7
MURRAY
MINE
Mill site
East
Dash
Steer
SSX
MINE
SMITH MINE
Mahala
Pie Creek
Starvation
Water Pipe
0
2.5
5
10 Miles
N

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties.  The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial may also impair the Company’s operations.  The order in which the following risk factors appear does not necessarily reflect management’s opinion of their order or priority.

Gold Price Volatility

The Company’s business is affected by the world spot market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. These include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. The profitability of the Company’s operations is directly related to the price of gold. If the world market price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, this would materially and adversely affect the Company’s profitability and cash flow.

A decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material and adverse effect on its earnings and financial position. Should any significant write-down in reserves be required, material write-downs of the Company’s investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required.  Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development, which would materially and adversely affect future production, earnings, and the Company’s financial position.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with operations, such as diesel fuel, natural gas electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Mining Risks and Insurance Risks

The operations of the Company are subject to significant risks and hazards, incidental to the exploration, development and production of gold including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins and flooding, some of which are beyond the Company’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability for such damage. Although the Company maintains and intends to continue to maintain insurance which it considers adequate to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums.  The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

Mineral Reserves and Resources

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated level of gold will be able to be mined and processed. Fluctuations in the price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a mine or mines. This could cause the Company to reduce its reserves, which could have a negative impact on its operations and financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty of inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.

There is no assurance that the Company will obtain the estimated levels of recovery of gold or the prices assumed in determining gold reserves.

Mine Development

The Company’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Production and Cost Estimates

The Company prepares estimates of future production and cash costs of production for its operations. No assurance can be given that such estimates will be achieved. The failure by the Company to achieve production or cost estimates could have an adverse impact on any or all of the Company’s future cash flows, results of operations and financial condition.  The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages. Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, labor costs, the cost of commodities, supplies and services. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Exploration

Gold exploration is highly speculative in nature.  The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves or result in the discovery of new ore bodies.

Environmental, Health and Safety Regulations

The Company’s mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties in which the Company holds interests and that are unknown to the Company at present and that have been caused by previous existing owners or operators of the properties. There may be costs and production delays associated with compliance with these laws and regulations. Bonds or other forms of financial assurances are required for security for these reclamation activities.  The unknown nature of possible future additional regulatory requirements creates uncertainties related to future environmental, health and safety costs. The Company has set aside cash to fund reclamation at the Jerritt Canyon mine based on current assessments and has purchased insurance against unexpected reclamation costs beyond the current estimated amounts. There can be no assurance, however, that actual environmental and reclamation obligations will not exceed such provisions.

Bills proposing major changes to the mining laws of the United States have been considered by Congress. If these Bills, which may include royalty fees or net profits interests, are enacted in the future, they could have a significant effect on the ownership and operation of patented and unpatented mining claims in the United States, including claims that the Company owns or holds.  Any amendment to current laws and regulations governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s financial condition and results of operations.

Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. Although the Jerritt Canyon mine employees are not unionized, production at its mining operations is dependent upon the efforts of the Company’s employees, and a prolonged labor disruption at Jerritt Canyon could have a material adverse impact on the Company’s operations as a whole.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant government authorities in whose jurisdictions the Company carries on business.  Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Title to Properties

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by other undetected defects and may be defective.

Competition

The mineral exploration and mining business is competitive in all of its phases.  The Company competes with other mining companies and individuals, including competitors with greater financial, technical and other resources than the Company for mining claims and leases on exploration properties, acquisition of gold mining assets, capital and qualified employees.  The Company cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties, capital and employees or terms it considers acceptable, if at all.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals.  Investors must be willing to rely to a significant extent on management’s discretion and judgment.  The Company does not have in place formal programs for the succession of management and training of management.  The Company does not maintain any key man insurance on any of its employees.  The loss of any one member of the management group could have a material adverse effect on the Company’s business.

Conflicts of Interest

Certain of the directors and officers of Company are also directors and/or officers of other natural resource companies.  Such associations may give rise to conflicts of interest from time to time.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter in accordance with applicable corporate laws.

Directors and Assets outside Canada

Since certain of the Company’s directors are resident outside of Canada it may not be possible to effect service of process upon such directors and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts.  Similarly, essentially all of the Company’s assets are located outside Canada and there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

Dilution

The Company frequently issues common shares to finance asset acquisitions and working capital, to settle liabilities, to acquire services and to compensate employees.  As at March 29, 2007, approximately 583.7 million common shares were outstanding; approximately 38.6 million common shares were issuable upon the exercise of warrants and approximately 16.5 million common shares were issuable upon the exercise of stock options. If all of the current warrants and options are exercised, the number of outstanding shares would increase by approximately 10% to approximately 638.8 million shares.  It is possible that the Company will enter into more agreements to issue common shares and warrants and options to purchase common shares.  The impact of the issuance of a significant amount of common shares from these warrant and option exercises could place downward pressure on the market price of the Company’s common shares.

Bridge Loan with Auramet Trading LLC

The Company is obligated to repay the $8.0 million Facility to Auramet Trading LLC (“Auramet”) by May 31, 2007.  Auramet and the Company have reached an agreement to extend the payment date by one month from the original agreement date of April 30, 2006.  The Company expects to repay the Facility through a combination of completion of the Queenstake and YGC merger (see “2007 Subsequent Events” above), equity financing, cash generated through operations or other means.  If the Queenstake-YGC merger and financing is delayed, the Company will seek to restructure and further extend the payment term of the Facility.

Queenstake-YGC Business Combination

The shareholders’ meetings to approve the Queenstake-YGC merger are planned to occur in May 2007.  If the merger is delayed or does not close during 2007, the Company would be required to obtain additional financing to provide working capital and support ongoing operations.   There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner or on acceptable terms.

Future Capital Requirements

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007 (see “2007 Subsequent Events” above.)  Upon closure of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

If the Queenstake-YGC merger is delayed or does not close during 2007, the Board of Directors and management of the Company will release 2007 production guidance based on a revised mine plan for Jerritt Canyon to achieve cash self sufficiency during 2007 without a significant investment in exploration,  mine development or capital infrastructure.

The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Estimates and Assumptions Employed in the Preparation of Financial Statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s accounting policies are described in Note 2 to its December 31, 2006 consolidated financial statements. The Company’s accounting policies related to work-in-progress inventory valuation, depletion and depreciation of property, plant and equipment, capitalization of development costs and asset retirement obligations are critical accounting policies, which are subject to estimates and assumptions regarding reserves, process recoveries, future gold prices, environmental laws and regulations and future mining activities.

The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in ore stockpiles and in the recovery circuit and an assumption of the gold price expected to be realized when the gold is recovered and further costs to be incurred. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

A significant portion of the Company’s property, plant and equipment is depleted and depreciated on a units-of- production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its property, plant and equipment or to increase the amount of future depletion and depreciation expense, both of which would reduce the Company’s earnings and net assets.

The Company also assesses its property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of its property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation and accounting standards. The estimate of the fair value of these costs was based on existing environmental laws and regulations, the life of the various mines, interest rates and estimated future costs.

Payment Obligations

The Company is, or may in the future become, a party to certain contractual agreements pursuant to which the Company is or may become subject to payments and comply with other obligations.  If such obligations are not complied with when due, in addition to any other remedies, which may be available to other parties, this could result in dilution or forfeiture of interests held by the Company.  The Company may not have, or be able to obtain, financing for all such obligations as they arise.

Dividends

No dividends on the common shares of the Company have been paid to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

CAPITAL STRUCTURE

The Company has one class of equity: common shares without par value.  The Company is authorized to issue an unlimited number of common shares.  Each common share is entitled to one vote and to participate equally on a distribution of assets or a winding up of the Company.

As at March 29, 2007, approximately 583.7 million common shares were issued and outstanding.  An additional 38.6 million common shares were issuable upon the exercise of warrants, and 16.5 million common shares were issuable upon the exercise of stock options.

MARKET FOR SECURITIES

The Company’s common shares are currently listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol QRL. The Company’s common shares began trading on the American Stock Exchange (the “AMEX”) under the trading symbol QEE on December 14, 2004.

Trading History on the TSX in 2006 is as follows:

2006	Sales price (Cdn$)		Average Daily Volume
	High	Low
January	0.405	0.240	3,810,091
February	0.380	0.290	1,352,180
March	0.530	0.300	3,109,053
April	0.520	0.415	3,115,632
May	0.600	0.380	2,178,608
June	0.450	0.350	765,171
July	0.450	0.335	1,202,161
August	0.430	0.355	785,486
September	0.420	0.295	1,166,387
October	0.310	0.250	1,163,509
November	0.335	0.250	1,324,632
December	0.270	0.205	1,274,640

Trading History on the AMEX in 2006 is as follows:

2006	Sales price (US$)		Average Daily Volume
	High	Low
January	0.360	0.210	1,755,875
February	0.330	0.250	1,070,361
March	0.450	0.260	2,703,830
April	0.460	0.360	4,188,505
May	0.550	0.330	3,981,859

June	0.420	0.320	1,557,882
July	0.410	0.290	1,546,330
August	0.390	0.320	1,012,887
September	0.382	0.260	1,279,565
October	0.280	0.220	1,247,395
November	0.300	0.210	2,059,290
December	0.240	0.170	1,839,225

DIRECTORS AND OFFICERS

Name, Address and Occupation

The names, province or state,  country of residence, positions held and principal business occupations in which each of the Company’s current directors and executive officers of the Company has been engaged during the immediately preceding five years is as follows:

Name, Province or State and Country(1)	Position & Term of Service	Principal Occupation or Employment for Past Five Years(1)

DORIAN (DUSTY) NICOL Colorado, USA	President and Chief Executive Officer since March 2005, and Director since July 1999	President and Chief Executive Officer of Queenstake, March 2005 to present; Executive Vice President of Queenstake, 2003 to 2005; and Vice President Exploration of Queenstake, 1999 to 2003.

ERIC EDWARDS Colorado, USA	Vice President Finance, Chief Financial Officer, and Corporate Secretary since March 2005

Vice President Finance and Chief Financial Officer of the Company, March 2005 to present; Manager, Administration of Kinross Gold Corporation, 2002 to 2005; and Vice President Finance of EHS Capital Partners, LLP, 2001 to 2002.

WENDY YANG Colorado, USA	Vice President of Investor Relations since December 2005	Vice President, Investor Relations, August 2005 to present; and Director, Investor Relations of Newmont Mining Corporation, 2000 to 2005.

PETER BOJTOS(2) (4)(6) Colorado, USA	Director since June 2000	Director of the Company, June 2000 to present; a Professional Engineer, and director of several public mining companies.

ROBERT L. ZERGA(3) (4) Nevada, USA	Non-Executive Chairman, Director since April 2004	Director of the Company, April 2004 to present; and a retired mining executive.

DORIS MEYER(2) (4) (5) British Columbia, Canada	Director since May 2005

Director of the Company, May 2005 to present; President and Owner of Golden Oak Corporate Services Ltd., which provides financial and corporate compliance services to publicly traded mining companies; and director of several public mining companies.

JOHN ELLIS(3)(6) Nevada, United States	Director since May 2005

Director of the Company, May 2005 to present; Independent Consultant with respect to mines, mills and smelters for Inco, Queenstake, and others, 2003 to present; and Founder of Ellis Consultants, a private company providing consulting services principally to the AngloGold group of companies, 2000 to present.

JOHN W.W. HICK(2)(3)(5)(6) Ontario, Canada	Director since March 2006

President of John W. W. Hick Consultants, Inc.; Chairman and a Director of Silver Eagle Mines from March 2006 to present; Chief Executive Officer of Rio Narcea, December 2004 to January 2006; and President and Chief Executive Officer of Defiance Mining Corp. and its predecessor company, 2001 to 2004.

(1)             The information as to province or state and country of residence and principal business occupation during the past five years is not within the Company’s knowledge and has been furnished by the respective directors and officers.

(2)             Denotes a member of the Audit Committee;

(3)             Denotes a member of the Compensation and Management Development Committee;

(4)             Denotes a member of the Corporate Governance and Nominating Committee;

(5)             Denotes a member of the Disclosure Committee

(6)             Denotes a member of the Risk Management Committee

As at the date of this AIF, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 0.2 million common shares, representing less than 1% of the issued common shares of the Company.  In addition, such individuals hold stock options to acquire an additional 8.6 million common shares of the Company.

The term of the directors of the Company expires at each annual general meeting of the shareholders and the term of the officers expires at the discretion of the board of directors, or upon resignation from the position.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director of the Company, executive officer of the Company or shareholder holding enough securities to materially affect the control of the Company, has:

(a)                                  at the date of this AIF or has been within the 10 years before the date of the AIF, been a director or executive officer of any company (including the Company), that while that person was acting in their capacity:

(i)                                   was the subject of a cease trade order or similar order that denied such issuer access to any  exemption  under securities legislation for a period of more than 30 consecutive days.

(ii)                                  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company  being the object of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration for a period of more than 30 consecutive days; or

(iii)                               within a year of that person ceasing to act in that capacity, became bankrupt  made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

(b)                                 within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. (“Link”), be prohibited from trading in securities until Link’s annual financial statements were filed.  As a director of Link at the time, Mr. Peter Bojtos, a director of Queenstake, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link Minerals Ventures Inc. (“Link”) in August, 2001 for the failure to file annual financial statements.  Mr. Peter Bojtos, a director of Queenstake, was a director of Link at the time.

Mr. Bojtos was a director of Sahelian Goldfields Inc. (“Sahelian”) when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001.  Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May, 1999 when a cease trade order was issued by the British Columbia Securities Commission, and in June, 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required. Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002, and both the cease trade orders have since been lifted.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)                    any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                   any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contractor transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contractor transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

AUDIT COMMITTEE

Pursuant to the provisions of the British Columbia Corporations Act, the Company is required to have an Audit Committee.  The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

The Audit Committee Charter

The Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Messrs. Bojtos and Hick and Ms. Meyer.  All members of the Audit Committee are financially literate and all members are independent directors.

Relevant Education and Experience

John W. W. Hick has considerable experience in both senior management and director capacities with a number of public companies over the last 26 years, prior to which he was actively engaged in the practice of law in Ontario. During his career, he has been the President and/or CEO of the following public companies where he had direct involvement in and responsibilities for the financial results and reporting of such companies: Grafton Group Limited, TVX Gold Inc., Geomaque Explorations Ltd., Defiance Mining Corporation, and Rio Narcea Gold Mines Ltd.  In

addition to serving as a director, he has served or is currently serving on the audit committees of the following public companies: Rayrock Resources, Cambior Inc., Rio Narcea Gold Mines Ltd., Southern Cross Resources Inc., Hudson Resources Inc., Carpathian Gold Inc. and First Uranium Corporation.

 Peter Bojtos, Audit Committee Member, is a Professional Engineer and a director of several public mining companies, including Kalimantan Gold Corporation Limited, Vaaldiam Resources Ltd., Tournigan Gold Corporation, Sage Gold Inc. and Vault Minerals Inc.  Mr. Bojtos has over a decade of experience working in the capacity as a director and is a member of several audit committees.

Doris Meyer, Audit Committee Member, is a Certified General Accountant in British Columbia since 1985 and the President and Owner of Golden Oak Corporate Services Ltd., which since 1996 provides financial and corporate mining compliance services to publicly traded mining companies.  Ms. Meyer began her career and gained much of her experience in accounting and financing for the mining industry with Queenstake Resources Ltd.   From 1982 to 1996 Ms. Meyer was a full time employee of Queenstake and served as controller, Chief Financial Officer and Corporate Secretary.  In 1996 she continued in those roles as a contractor until 2004.  Ms. Meyer is the Chief Financial Officer of several publicly traded mining companies.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.50 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2006	$215,308	$0	$22,086	$0
2005	$204,859	$0	$27,659	$0

(1)             Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)             Fees charged for tax compliance, tax advice and tax planning services.

(3)             Fees for services other than disclosed in any other column.

LEGAL PROCEEDINGS

The Nevada Department of Environmental Protection (“NDEP”) mandated that the Company construct an evaporation pond facility as part of Jerritt Canyon’s long-term closure and reclamation plan. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy.

The Company filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurer’s failure to reimburse Queenstake under its reclamation costs insurance policy.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  The matter has been referred to arbitration.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2006, 2005, and 2004 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

With the exception of the Newmont equity financing subscription agreement in April 2006, the Queenstake-YGC definitive combination agreement in March 2007, and contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year, or since January 1, 2002, which are still in full force and effect, and which may reasonably be regarded as presently material.

INTERESTS OF EXPERTS

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 — Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended December 31, 2006:

Name	Qualified Person with Respect to	# of Securities Held
PricewaterhouseCoopers LLP	The audit report dated March 29, 2007, relating to the financial statements of the Company for the financial year ended December 31, 2006.	0%
Staley, Okada & Partners	The audit report dated March 13, 2006, except as to Note 24, which is as of March 30, 2006, relating to the financial statements of the Company for the financial year ended December 31, 2005.	0%
SRK Consulting (U.S.) Inc.	Consent to disclosure with respect to the technical report titled “Jerritt Canyon Mine, Elko County, Nevada — Technical Report” which is currently being prepared in accordance to National Instrument 43-101 (collectively, the “Technical Report”	0%

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recently completed fiscal year ended December 31, 2006.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s information circular that will be available for its annual general meeting of shareholders scheduled for May 18, 2007.

If you wish to receive a copy of the Company’s annual financial statements, interim financial statements, related management and discussion analysis, or previous copies of Annual Information Forms, please contact the Company (see the cover page for contact information) and a copy of the documents you requested will be forwarded to you without charge.

Schedule A

Audit Committee Charter

The Board of Directors (the “Board”) of Queenstake Resources Ltd. (the “Corporation”) has established an Audit Committee (the “Committee”) comprised of at least three directors appointed by the Board. The membership qualifications, authority, responsibility and specific duties of the Committee are described below:

Membership Qualifications

To serve on the Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws and regulations, and (b) established by the Board in the Corporation’s Corporate Governance Guidelines or otherwise. In addition, the director should receive no compensation from the Corporation or any of its affiliates (including fees paid directly or indirectly for any consulting or any legal, financial or other advisory services), other than director’s fees for service as a member of the Board and any committees thereof.

Committee members shall serve until their successors shall be duly designated and qualified. Any member may be removed at any time, with or without cause, by a majority of the Board then in office. Any vacancy in the Committee occurring for any cause may be filled by a majority of the Board then in office.

The Board may suggest the Committee’s chairperson, otherwise, the Committee will select the chairperson. A majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

In addition, to serve on the Audit Committee, a director must be financially literate (or must become so within a reasonable period of time after being appointed to the Committee), as the Board of Directors interprets such qualification in its business judgment.

Authority

The Board of Directors has granted the Committee the authority herein provided, as well as the authority to investigate any activity of the Corporation and its subsidiaries. The Committee has been, and shall be, granted unrestricted access to all information and all employees have been, and shall be, directed to cooperate as requested by members of the Committee. The Committee has the authority to retain, at the Corporation’s expense, persons having special competencies (including, without limitation, legal, accounting or other consultants and experts) to assist the Committee in fulfilling its responsibilities.

Purpose and Responsibilities

The primary responsibility for financial and other reporting, internal controls, and compliance with laws and regulations and ethics rests with the management of the Corporation. The Committee’s primary purposes are:

(a)          to assist the Board in its oversight of the integrity of the Corporation’s financial statements and management discussion and analysis, the Corporation’s compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor’s selection, retention, qualifications and independence, and

(b)         to prepare the “Report of the Audit Committee” to be included in the Corporation’s annual proxy statement. The Committee will assist the Board by reviewing the financial information that will be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the audit process.

The Committee is responsible for overseeing the integrity of the financial reporting process and that the financial statements and management discussion and analysis adequately represent the Corporation’s financial condition, results of operations and cash flows. Secondly, the Committee is responsible for overseeing the Corporation’s compliance with corporate financial policies that provide processes, procedures and standards to follow in accomplishing the Corporation’s goals and objectives. Thirdly, the Committee is responsible for understanding the Corporation’s financial reporting risks and the internal control structure.

The Committee is also responsible for confirming the independence and objectivity of the auditors.

Each of the auditors, the chief financial officer and the controller shall have direct and unrestricted access to the Committee as well as the opportunity to meet with the entire Board.

The Committee shall meet no less than four times annually. Additional or special meetings may be held at the Committee’s discretion.

Specific Duties

In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

1.               retain and, where appropriate, dismiss the Corporation’s auditors,

2.               pre-approve all auditing services and related fees and the terms thereof, including the scope of the auditors’ audit examination plan, procedures and timing of the audit, and

3.               pre-approve any non-audit services (i.e., any services provided other than in connection with the audit or review of financial statements) to be rendered by the Corporation’s auditors, including the terms thereof, and the fees to be paid in connection therewith, and

4.               The Committee may delegate to one or more members of the Committee the authority to pre-approve services to be provided by the auditors. Any such pre-approval by one or more members of the Committee shall be reported to the full Committee at the next scheduled meeting. The pre-approval of auditing and non-auditing services can be done with input from, but no delegation of authority to, management.

The Committee is also expected to perform the following additional duties:

5.               Prior to the audit, review the experience and qualifications of the senior members of the auditors’ audit team and the quality control procedures of the independent public accountant.

6.               Review with the auditors, the chief financial officer and management the Corporation’s policies and procedures relative to the adequacy of internal accounting and financial reporting controls, including controls over quarterly and annual financial reporting, computerized information systems and security.

7.               Make all necessary inquiries of management and the auditors concerning compliance with established standards of corporate conduct.

8.               Review with management and the auditors the accounting and reporting principles and practices applied by the Corporation in preparing its financial statements and management discussion and analysis, including:

a.               major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.              analyses prepared by management and/or the auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

c.               identification of each critical accounting estimate used by the Corporation including a description of the accounting estimate, the methodology used; underlying assumptions and range of estimates from which the estimate was selected, and any known trends, commitments, events or uncertainties that may materially affect the methodology or the assumptions described;

d.              the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation; and

earnings press releases (paying particular attention to any use of “pro forma,” or “adjusted” non-GAAP, information), as well as financial information and earnings guidance provided to analysts.

9.               Prior to the release of each quarterly earnings press release discuss with management and the auditors the results for the quarter, including any significant transactions which occurred during the quarter, any significant adjustments, management judgments and accounting estimates, new accounting policies and any disagreements between management and the auditors.

10.         Prior to submission to the Board of Directors for approval, and prior to the release of the annual financial statements, review with management and the auditors, upon completion of their audit, the financial results for the year and the results of the audit, including

a.               the Corporation’s annual financial statements and related footnotes;

b.              management’s discussion and analysis of the financial condition and results of operations;

c.               the results of the audit, including the nature and amount of unrecorded adjustments resulting from the audit;

d.              the auditors’ management recommendations;

e.               any significant transactions which occurred during the year;

f.                 any significant adjustments;

g.              management judgments and accounting estimates;

h.              new accounting policies;

i.                  all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the auditors; and

j.                  any disagreements between management and the auditors.

11.         Prior to submission to the Board of Directors for approval, and prior to the release of quarterly financial statements, review with management and the auditors, the Corporation’s quarterly financial statements for such quarter, including

a.               the financial statements and related footnotes,

b.              management’s discussion and analysis of the financial condition and results of operations,

c.               the result of the quarterly review, including the nature and amount of unrecorded adjustments resulting from the review,

d.              any significant transactions which occurred during the quarter,

e.               any significant adjustments,

f.                 critical accounting policies and practices,

g.              new accounting policies,

h.              all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the auditors, and

i.                  any disagreements between management and the auditors.

12.         At least annually,

a.               obtain and review from the auditors a written statement delineating all their relationships with the Corporation, consistent with the Independence Standards Board Standard I, which is to include all non-audit services provided and related fees, and

b.              discuss with the auditors any disclosed relationships or services that may impact their objectivity and independence and take appropriate action to satisfy itself as to the independence of the auditors.

13.         Meet periodically and separately with each of management, the internal auditors and the auditors.

14.         Review and evaluate the chief financial officer’s work throughout the year, and present the Committee’s conclusions to the full Board.

15.         Determine that the Company’s hiring policies for employees or former employees of the auditors are in accordance with applicable laws and regulations.

16.         Take such action as necessary to assure the rotation of the lead audit partner at least every five years or such other period as may be required under applicable law.

17.         Establish procedures for processing internal complaints regarding accounting, internal controls or auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting or operating practices.

18.         Conduct an annual performance self-evaluation of the Committee.

19.         Apprise the Board of Directors regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise with respect to the quality or integrity of the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the company’s auditors.

20.         Review and reassess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.